BIOPACK ENVIRONMENTAL SOLUTIONS, INC.
18/F Metroplaza, Tower II
223 Hing Fong Road
Kwai Chung, New Territories
Hong Kong

March 12, 2008

VIA COURIER & EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America
Attention:	Ms. Tia Jenkins
Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Biopack Environmental Solutions, Inc. (the “Company”)
Form 10-QSB for Fiscal Year Ended March 31, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-QSB/A for the fiscal quarter ended March 31, 2007 and Supplemental response filed September 20, 2007
File No. 000-29981

We write in response to your comment letter dated January 3, 2008 regarding the above referenced filings of the Company (the “Comment Letter”). Our responses below are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Form 10-QSB/A for the Fiscal Quarter ended March 31, 2007 filed September 20, 2007 Financial Statements page 2

1.	We note that you have restated your financials statements. Please revise the filing to remove the financial statements that were not restated, including the statement of operations on page 7 and the statement of cash flows on page 8. Also, please revise the cash flow statement to include the three month period ended March 31, 2006.

We have removed the Statement of Operations on Page 7 and Statement of Cash Flow on Page 8, and amended the cash flow statement to include the three month period ended March 31, 2006 in accordance with your comments. Please see the revised March 31, 2007 interim financial statements attached as Schedule “A” to this response letter.

Form 10-QSB/A for the Fiscal Quarter ended March 31, 2007 filed September 20, 2007 Financial Statements, page 2 Note 10 – Restated Financial Statements, page 19

2.	Please tell us why you believe it is appropriate to record adjustments relating to the results of operations for the three months ended March 31, 2006. Since the financial statements are restated in a reverse merger recapitalization to become those of the operating company since inception, the results of operations of the shell company are no longer relevant. Accordingly, the net income or loss of the operating company for periods prior to the reverse merger would not be affected; however, the calculation of net income or loss per share would be based on the revised capital structure of the combined company. In this case, it would appear that net income or loss per share for all periods prior to the reverse merger would be calculated using approximately 108 million shares, representing the number of shares issued to the shareholders of the operating company in the reverse merger. Please revise your disclosures as appropriate.

We agree that there should be no changes to the actual results of the operating company for the period ending March 31, 2006. These changes were made to rectify the issue identified in the first comment letter. We have amended the net income or loss per share for all periods prior to the reverse merger calculated based on 108,000,000 shares. Please see the revised financial statements for the quarter ended March 31, 2007 attached as Schedule “A” to this response letter.

Form 10-QSB for the Fiscal Quarter ended September 30, 2007

Financial Statements, page 2

3.	We note significant changes during the period in various equity accounts, including preferred stock, additional paid-in-capital and accumulated other comprehensive income. Please review to provide a statement of changes in stockholders’ equity to disclose the material changes that affected the equity accounts.

We have revised the financial statements for the quarter ended September 30, 2007 to provide a statement of changes in stockholders’ equity to disclose the material changes that affected the equity accounts as requested in your comment letter. Please see the revised financial statements for the quarter ended September 30, 2007 included in Schedule “B” to this response letter.

Statement of Operations, page 4

4.	As previously noted, it appears that net income or loss per share for all periods prior to the reverse merger should be calculated based on the number of shares issued to the shareholders of the operating company in the reverse merger. Please revise your disclosures with respect to each of the three and nine month periods September 30, 2006 accordingly.

We have amended the net income or loss per share for the three and nine month periods ended September 30, 2006 prior to the reverse merger calculated based on the number of shares issued to the shareholders of the operating company in the reverse merge which is 108,000,000 shares.

Please see the revised September 30, 2007 financial statements included as Schedule “B” to this response letter.

Statement of Cash Flows, page 5

5.	Please revise to include a statement of cash flows for the nine months ended September 30, 2007 and the comparable period in the prior year. Refer to Item 310(b) of Regulation S-B.

We have amended the Statement of Cash Flows as requested. Please see the revised September 30, 2007 financial statements included as Schedule “B” to this response letter.

Should you have any further information requests, please do not hesitate to contact either the undersigned, or Mr. Carlos Lopez, Partner of LBB & Associates LTD., LLP of Houston Texas, who assisted us in review of this response at (713) 877-9944.

Yours truly,

Gerald Lau

BIOPACK ENVIRONMENTAL SOLUTIONS, INC. Encl.

cc:	Clark Wilson LLP
attn: E. Minsky
(fax) 604.687.6314

Schedule “A”

March 31, 2007 Interim Financial Statements

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Balance Sheet

Restated
(Unaudited )
March 31,
2007
Assets
Current assets
Cash and equivalents	$553,481
Accounts receivable	64,988
Prepaid expenses and other assets	750,222
Total current assets	1,368,691

Property, plant and equipment, net	221,616
Deposits	238,976
Advances to related parties	2,146,660
Total assets	3,975,943

Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued expenses	1,772,850
Accrued income taxes	271,190
Vehicle obligation payable	26,721
Deferred taxes	1,880
Due to related parties	623,239
Total current liabilities	2,695,880

Stockholders' equity

Common stock; $.0001 par value; 500,000,000 shares authorized;
173,819,421 shares issued and outstanding	17,382
Additional paid-in capital	332,868
Stock issued at less than par value	(2,683)
Retained earnings	920,181
Accumulated other comprehensive income	12,315
Total stockholders' equity	1,280,063

Total liabilities and stockholders' equity	$3,975,943

See accompanying notes to consolidated financial statements

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Three Months Ended March 31, 2007 and 2006

(Unaudited)

		Restated
	2007	2006
Revenues, net	$798,499	$1,661,526
Cost of revenues	521,761	1,376,210
Gross profit	276,738	285,316
Expenses
General and administrative	449,163	201,963
Total operating expenses	449,163	201,963
Income (Loss) from operations	(172,425)	83,353

Interest income	938	--
Interest expense		--
Income (Loss) before income tax	(171,487)	83,353
Income tax	(27,758)	--
Net income (loss)	$(199,245)	$83,353
Earnings per share	$(0.00)	$0.00
Weighted average common shares outstanding	111,656,629	108,000,000

See accompanying notes to consolidated financial statements

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Statement of Changes in Cash
For the Three Months Ended March 31, 2007
(Unaudited)

	2007	2006
Cash flows from operating activities
Net loss	$(199,245)	83,353
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	4,487	--
Deferred income taxes	--	--

Other comprehensive income (loss)	(103,563)	(93)
Changes in assets and liabilities:
Accounts receivable	(64,988)	800,118
Prepaid expenses and other assets	(725,642)	(5,629,464)
Accounts payable and accruals	418,127	370,012

Accrued income taxes	26,603	--
Net cash ( used in) provided by operating activities	(644,221)	(4,376,074)

Cash flow from investing activities
Purchase of property and equipment	(5,172)	--
Increase in deposit	(110,393)	--
Net cash used in investing activities	(115,565)	--

Cash flow from financing activities
Proceeds from notes payable
Repayment of notes payable	(846)	--
Increase in due to related parties	512,318	5,637,017
Advances to related parties	--	--

Net cash provided by financing activities	511,472	5,637,017

Net change in cash	(248,314)	1,260,943

Cash, beginning of year	801,795	63,628
Cash, end of period	$553,481	1,324,571

Supplemental disclosure of cash flow information:
Cash paid for income taxes	--	--
Cash paid for interest	$--	--
Non-cash investing and financing activities:

Stock issued to retire debt to related parties	$1,143,124	--

See accompanying notes to consolidated financial statements

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

						Stock Issued		Accumulated
					Additional	at Less	Retained	Other	Total
	Preferred Stock		Common Stock		Paid-in	Than Par	Earnings	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Value	(Deficit)	Income	Equity
Balance at December 31, 2006			108,000,100	$10,800	$--	$--	$1,119,425	$-787	$1,129,438
Recapitalization as result of
reverse merger Mar 27, 2007			64,526,096	6,453	-1,283,534	-2,683		6,599	-1,273,165
Stock issued to convert debt Mar 27, 2007			1,293,225	129	1,616,402				1.616.531
Net income for the three months
ended Mar 31, 2007							-199,245		-199,245
Exchange translation								6,503	6,503
Balance at Mar 31, 2007	--	--	173,819,421	$17,382	$332,868	$-2,683	$920,180	$12,315	$1,280,062

See accompanying notes to financial statements

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position, the results of operations and cash flows of the Company for the periods presented. It is suggested that these condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K.

The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

1. The Company

Biopack Environmental Solutions Inc. and Subsidiaries (formerly Star Metro Corp.) is principally engaged in the provision of total packaging solutions in global green packaging industry, delivering services ranging from product design and development, product testing, quality assurance, sales and distribution to customer services. The Company markets 100% biodegradable food containers and industrial packaging products in Europe, North America and Asia.

The Company was incorporated in the state of Nevada on August 25, 1999, under the name E.Kidnetwork,com, Inc. On January 23, 2001, subsequent to its merger with East Coeur d’Alene Silver Mines, Inc. its name was changed to ZKid Network Company.

On May 5, 2006, the Company executed a letter of intent with StarMetro Group Limited, in which Starmetro Group Limited proposed to exchange 60,000,000 shares of Eatware Corporation for 100% of the issued and outstanding shares of StarMetro Group Limited.

On February 15, 2007 the Company incorporated a new Nevada company called Biopack Environmental Solutions Inc. and subscribed for one common share in that company. On February 26, 2007, we changed our name from “Star Metro Corp.”) to “Biopack Environmental Solutions Inc.”

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the accounts of Biopack Environmental Solutions Inc. and its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated from the consolidated financial statements.

On, March 27, 2007, we completed a share exchange with Roots Biopack Group and the shareholders of Roots Biopack Group. Under the terms of the share exchange agreement we acquired all of the issued and outstanding common shares of Roots Biopack Group in exchange for the issuance by our company of 90,000,000 common shares to the former shareholders of Roots Biopack Group. As of the closing date of the share exchange agreement, the former shareholders of Roots Biopack Group held approximately 62.13% of the issued and outstanding common shares of our company.

The acquisition of Roots Biopack Group is deemed to be a reverse acquisition for accounting purposes. Roots Biopack Group, the acquired entity, is regarded as our predecessor entity as of March 27, 2007. Starting with the periodic report for the quarter in which the acquisition was consummated, we will file annual and quarterly reports based on the December 31 fiscal year end of Roots Biopack Group, which is considered the accounting acquirer. Such financial statements will depict the operating results of Roots Biopack Group, including the acquisition of our company, from March 27, 2007.

Use of Estimates

In preparing consolidated financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include the valuation of accounts receivable, the estimation of useful lives of property, plant and equipment, and deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at original amount less an allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the end of the period. Full allowances for doubtful receivables are made when the receivables are overdue for one year and an allowance is made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written against the allowance when identified. The Company extends credit to customers on an unsecured basis in the normal course of business and believes that all accounts receivable in excess of the allowance for doubtful accounts to be fully collectible. The Company does not accrue interest on trade accounts receivable. The normal credit terms range from 15 to 60 days. The Company did not record an allowance for doubtful accounts at March 31, 2007 due to no bad debt experience during the period.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized. The estimated useful lives are as follows:

Years

Leasehold improvements	5
Furniture and fixtures	5
Vehicles	5
Computer equipment	5

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

Impairment of Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized. As of March 31, 2007, no impairment loss has been recognized.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Foreign Currency Transactions

The Company’s functional currency is Hong Kong Dollars (“HKD”) and Malaysia Ringatt (“MYR”)and its reporting currency is U.S. dollars. The Company’s consolidated balance sheet accounts are translated into U.S. dollars at the period end exchange rates and all revenue and expenses are translated into U.S. dollars at the average exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

It is managements’ opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

The Company is exposed to certain foreign currency risk from export sales and import purchase transactions and recognized accounts receivable and payable as they will affect the future operating results of the Company. The Company did not have any hedging activities during the reporting period.

Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accumulated Other Comprehensive Income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments.

Stock-Based Compensation

In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options.

Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method.

The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, the performance has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

Concentration of Credit Risk

Concentration of credit risk is limited to accounts receivable and is subject to the financial conditions of major customers. The Company does not require collateral or other security to support accounts receivable. The Company conducts periodic reviews of its clients’ financial condition and customers payment practices to minimize collection risk on accounts receivable. New Accounting Pronouncements In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe it will have an impact to the Company's overall combined results of operations or combined financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4”, (" SFAS No. 151"). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions-an amendment of FASB Statements No. 66 and 67" ("SFAS 152") SFAS 152 amends SFAS No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SFAS 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant if any, to the Company's overall results of operations or financial position since the Company does not enter into such transactions.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some non-monetary exchanges, although commercially substantive, to be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes SFAS No.153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No.153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No.153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

purchase plans. SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. This pronouncement is effective for the Company, a small business issuer, as of the first interior annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In May, 2005, The FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

In February, 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Statements”. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial statements that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

In March, 2006 FASB issued SFAS 156 “Accounting For Servicing of Financial Assets” this Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

Permits an entity to choose “Amortization method” or “Fair value measurement method” for each class of separately recognized servicing assets and servicing liabilities.

At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. Requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Management believes that this statement will not have a significant impact on the financial statements.

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In September 2006, FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and is effective for fiscal years beginning after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is currently assessing the impact the adoption of this pronouncement will have on the financial statements.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Property, Plant and Equipment, net

Cost

Leasehold improvements	$5,414
Motor vehicle	44,528
Office furniture and equipment	32,335
Computer equipment	9,733
Construction in progress	152,083
244,093
Accumulated depreciation	(22,477)

$221,616

Depreciation expense for the three months ended March 31, 2007 was $4,487 Construction in progress

The Company intends to build and operate a production plant in Malaysia. As of December 31, 2006, the Company had spent $152,083 on the construction. These costs are included on the balance sheet in the property, plant and equipment costs. No depreciation will be provided until the plant is completed and operating.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Commitments and Contingencies

The Company leases office space under two operating leases. The Hong Kong office lease is for a period of three years beginning June 2, 2006 and ending June 4, 2009, with monthly payments of $8,572 per month. The Malaysia office lease is for a period of one year beginning December 15, 2006 and ending December 14, 2007 with monthly payments of $1,243 per month.

The Company leases office equipment and office renovations. The lease is for a period of three years beginning June 5, 2006 and ending June 4, 2009 with monthly payments of $2,731 per month.

The Company has an agreement to pay for corporate management services for the period beginning September 1, 2006 and ending May 31, 2009. The management fee is in the amount of $12,438 per month.

Future minimum payments under operating leases and corporate management service agreements as of March 31, 2006 are as follows:

2007	$277,760
2008 - 2010	466,656

$744,416

The Company has a commitment to purchase three tracts of real estate totaling $2,633,527 and for contribution to a subsidiary totaling $24,816,448

5. Income taxes

The provision for income taxes at March 31, 2007 is as follows:

Hong Kong profits tax	$27,758

6. Common Stock Transactions

On March 27, 2007, the Company closed a share exchange agreement with Roots Biopack Group Limited and its stockholders. In accordance with the terms of the share exchange agreement, the Company acquired all of the one hundred shares of issued and outstanding common stock of Roots Biopack Group Limited in exchange for 90,000,000 share of the Company’s common stock. As additional consideration, two of the Company’s directors transferred 18,000,000 shares of the Company’s common stock held by them to the shareholders of Roots Biopack Group Limited.

The Company issued1,293,225 shares of common stock to convert debt totaling $1,034,580.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Vehicle Obligation Payable

The Company has an agreement to lease a motor vehicle under a direct financing lease. The payment for this direct financing lease is $373 per month. This obligation is included in the balance sheet under current liabilities.

8. Pension Plans

The Company participates in a defined contribution pension plan under the Mandatory Provident Fund Schemes Ordinance “MPF Scheme” for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment in Hong Kong. Contributions are made by the Group’s subsidiary operating in Hong Kong at 5% of the participants relevant income with a ceiling of HK$20,000. The participants are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65. The only obligation of the Company with respect to the “MPF” is to make the required contributions under the Plan.

The assets of the Plan are controlled by the trustees and held separately from those of the Company. Total pension cost for the three months ended March 31, 2007 was $3,558.

9. Advance to Related Parties

The Company has advanced $2,146,660 to a related company as of March 31, 2007. The advances are unsecured, interest free, and have no fixed terms of repayment.

Pursuant to a letter of intent entered into with the related company on January 8, 2007, the Company intends to purchase property, plant and equipment from the related company in consideration of approximately $1,800,000. The Company intends to offset this consideration with the advance.

10. Restated Financial Statements

On, March 27, 2007, we completed a share exchange with Roots Biopack Group and the shareholders of Roots Biopack Group. Under the terms of the share exchange agreement we acquired all of the issued and outstanding common shares of Roots Biopack Group in exchange for the issuance by our company of 90,000,000 common shares to the former shareholders of Roots Biopack Group. As of the closing date of the share exchange agreement, the former shareholders of Roots Biopack Group held approximately 62.13% of the issued and outstanding common shares of our company.

The acquisition of Roots Biopack Group is deemed to be a reverse acquisition for accounting purposes. Roots Biopack Group, the acquired entity, is regarded as our predecessor entity as of March 27, 2007. Starting with the periodic report for the quarter in which the acquisition was consummated, we will file annual and quarterly reports based on the December 31 fiscal year end of Roots Biopack Group, which is considered the accounting acquirer. Such financial statements will depict the operating results of Roots Biopack Group, including the acquisition of our company, from March 27, 2007.

The financial statements have been restated to correctly reflect certain elements of the reverse merger recapitalization. Specifically, the results of the operations of the shell company have been removed so that they are not included with those of the continuing company post the reverse merger.

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 has been prepared to reflect the restated financial statements.

	As Originally	Adjustment		As Amended
Consolidated balance sheet
as of March 31, 2007
Assets
Current assets
Cash and equivalents	$553,481			$553,481
Accounts receivable	64,988			64,988
Prepaid expenses and other
assets	750,222			750,222
Total current assets	$1,368,691			$1,368,691

Property, plant and equipment	221,616			221,616
Deposits	238,976			238,976
Advances to related parties	2,146,660			2,146,660
Total assets	$3,975,943			$3,975,943

Liabilities and Stockholders’
Equity
Current Liabilities
Accounts payable and accruals	$1,772,850			$1,772,850
Accrued income taxes	271,190			271,190
Vehicle obligation payable	26,721			26,721
Deferred taxes	1,880			1,880
Due to related parties	623,239			623,239
Total current liabilities	2,695,880			2,695,880

Stockholders’ equity
Common stock	17,382			17,382
Additional paid-in capital	12,548,825	(12,215,957)	(A)	332,868
Stock issued at less than par	(2,683)			(2,683)
Retained earnings	(11,186,497)	12,106,678	(A)	920,181
Accumulated other comprehensive
income	(96,964)	109,279	(A)	12,315
Total stockholders’ equity	1,280,063	--		1,280,063
Total liabilities and stockholders’
equity	$3,975,943			$3,975,943

(A) To record the reverse merger and recapitalization

Consolidated Statement of Operations
for the three months ended March 31, 2006

Revenues, net	$1,655,591			$1,655,591
Cost of revenues	1,312,026			1,312,026
Gross profit	343,565			343,565

General and administrative expenses	191,090	(33,284)	(B)	157,806
Gain from continuing operations	152,475	(33,284)		185,759
Loss from discontinued operations	(340,637)	340,637	(B)	-----
Loss from operations	(188,162)	373,921		185,759
Interest income	2,089			2,089
Interest expense	(454)			(454)
Loss before income tax	(186,527)	373,921		187,394
Income tax	34,025			34,025
Net income	$(220,552)	$373,921		$153,369
Earnings per share	0.00			0.00
Common shares outstanding	108,000,000			108,000,000

(B) Operations of the shell company, not to be included with those of the continuing company in the reverse merger.

Schedule “B”

September 30, 2007 Interim Financial Statements

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Balance Sheet

(Unaudited)
September 30,
2007

Assets
Current assets
Cash and equivalents	$6,806
Accounts receivable	323,952
Prepaid expenses and other assets	997,448
Total current assets	1,328,206

Property plant and equipment, net	322,783
Construction in process	816,265
Deposits	164,464
Advances to related parties	2,160,736
Total assets	4,792,454

Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued expenses	1,337,665
Accrued income taxes	233,340
Vehicle obligation payable	24,793
Deferred taxes	1,892
Due to related parties	1,213,191
Total current liabilities	2,810,881

Stockholders' equity
Preferred stock, 10,000,000 shares authorized at $.001,
par value, 2,000,000 shares issued and outstanding
at September 30, 2007	2,000
Common stock, 500,000,000 shares authorized,
$.0001 par value; 173,821,155 issued and
outstanding at September 30, 2007	17,382
Additional paid-in capital	1,465,698
Stock issued at less than par value	(2,683)
Retained earnings	408,154
Accumulated other comprehensive income	91,022
Total stockholders' equity	1,981,573

Total liabilities and stockholders' equity	$4,792,454

See accompanying notes to consolidated financial statements

F-1

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Three Months Ended September 30, 2007 and 2006
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenues, net	$155,118	$1,749,138	$1,748,271	$5,066,572

Cost of revenues	13,202	1,415,067	989,078	4,119,026

Gross profit	141,916	334,071	759,193	947,546

Expenses

General and administrative	468,068	113,832	1,385,407	477,615

Total operating expenses	468,268	113,832	1,385,407	477,615

Income (loss) from operations	(326,352)	220,239	(626,214)	469,931

Interest income	31	--	969	--

Interest expense	(10,085)	--	(64,053)	--

Income (loss) before income tax	(336,406)	220,239	(689,298)	469,931

Income tax	(2,533)	--	21,974	--

Net income (loss)	$(333,873)	$220,239	$(711,272)	$469,931

Earnings (loss) per share	$(0.00)	$(0.00)	$(0.00)	$0.00

Weighted average common shares outstanding	173,819,137	108,000,000	153,326,126	108,000,000

See accompanying notes to consolidated financial statements

F-2

Biopack Environmental Solutions, Inc. and Subsidiaries
Consolidated Statement of Changes in Cash
For the Nine Months Ended September 30, 2007
(Unaudited)

	2007	2006
Cash flows from operating activities
Net income (loss)	$(711,272)	$469,931
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	13,156	2,525
Deferred income taxes	3	--
Interest expenses convert to shares	63,427	--
Other comprehensive income	(74,349)	(521)
Changes in assets and liabilities:
Accounts receivable	(323,952)	799,775
Prepaid expenses and other assets	(972,868)	(9,716,975)
Accounts payable and accruals	1,595,949	535,704
Accrued income taxes	(11,247)	--
Net cash (used in) provided by operating activities	(421,153)	(7,909,561)

Cash flows from investing activities
Purchase of property and equipment	(105,857)	(18,937)
Additions to construction in progress	(816,265)	--
Increase in deposits	63,454	128,583
Net cash used in investing activities	(858,668)	109,645

Cash flow from financing activities
Repayment of vehicle lease obligation	(2,774)	--
Repayment of notes payable	--	--
Loan from directors	521,441	--
Increase in due to related parties, net	(29,862)	8,207,165
Repayment of advances to related parties	--	--
Advances to related parties	(3,973)	--
Proceeds from issuance of common stock	--	100
Net cash provided by (used in)financing activities	484,832	8,270,265

Net change in cash	(794,989)	470,349

Cash, beginning of year	801,795	63,628

Cash, end of period	$6,806	$533,977

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$33,806	$--
Cash paid for interest	626	--
Non-cash investing and financing activities:
Stock issued to retire debt to related parties	$1,033,742	$--
Stock issued to retire debt to promissary notes	$1,133,668	$--
Preferred shares transferred to treasury	2,000	--

See accompanying notes to consolidated financial statements

F-3

Biopack Environmental Solutions, Inc and Subsidiaries
Consolidated Statements of Shareholders' Equity

						Stock Issued		Accumulated
					Additional	at Less	Retained	Other	Total
	Preferred Stock		Common Stock		Paid-in	Than Par	Earnings	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Value	(Deficit)	Income	Equity
Balance at December 31, 2006			108,000,100	$10,800	$--	$--	$1,119,425	$-787	$1,129,438
Recapitalization as result of
reverse merger Mar 27, 2007			64,526,096	6,453	-1,283,534	-2,683		6,599	-1,273,165
Stock issued to convert debt Mar 27, 2007			1,293,225	129	1,616,402				1.616.531
Net income for the three months
ended Mar 31, 2007							-199,245		-199,245
Exchange translation								6,503	6,503
Balance at Mar 31, 2007	--	--	173,819,421	$17,382	$332,868	$-2,683	$920,180	$12,315	$1,280,062

Net income for the three months
ended June 30, 2007					-99,965		$-178,154		$-188.634
Balance at Jun 30, 2007	--	--	173,819,321	$17,382	$232,903	$-2,683-	$742,026	$89,485	$1,091,428
Preferred share issued for repay debt
owned by a subsidiary on Aug 17, 2007	2,000,000	2,000			1,232,795			101,800
Net income for the three months									1,234,795
ended Sep 30, 2007							$-333,873	-10,778	$-344,651
Balance at Sep 30, 2007	2,000,000	2,000	173,819,321	$17,382	$1,465,698	$-2,683-	$408,153	$91,022	$1,981,572

F-4

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position, the results of operations and cash flows of the Company for the periods presented. It is suggested that these condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K.

The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

1. The Company

Biopack Environmental Solutions Inc. and Subsidiaries (formerly Star Metro Corp.) is principally engaged in the provision of total packaging solutions in global green packaging industry, delivering services ranging from product design and development, product testing, quality assurance, sales and distribution to customer services. The Company markets 100% biodegradable food containers and industrial packaging products in Europe, North America and Asia.

The Company was incorporated in the state of Nevada on August 25, 1999, under the name E.Kidnetwork,com, Inc. On January 23, 2001, subsequent to its merger with East Coeur d’Alene Silver Mines, Inc. its name was changed to ZKid Network Company.

On May 5, 2006, the Company executed a letter of intent with Starmetro Group Limited, in which Starmetro Group Limited proposed to exchange 60,000,000 shares of Eatware Corporation for 100% of the issued and outstanding shares of Starmetro Group Limited.

On February 15, 2007 the Company incorporated a new Nevada company called Biopack Environmental Solutions Inc. and subscribed for one common share in that company. On February 26, 2007, we changed our name from “Star Metro Corp.” to “Biopack Environmental Solutions Inc.” The name change was effected by merging Biopack Environmental Solutions Inc. with the Company, Biopack Environmental Solutions Inc. carrying on as the surviving corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the accounts of Biopack Environmental Solutions Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated from the consolidated financial statements.

On March 27, 2007, we completed a share exchange with Roots Biopack Group and the shareholders of Roots Biopack Group. Under the terms of the share exchange agreement we acquired all of the issued and outstanding common shares of Roots Biopack Group in exchange for the issuance by our company of 90,000,000 common shares to the former shareholders of Roots Biopack Group. As of the closing date of the share exchange agreement, the former shareholders of Roots Biopack Group held approximately 62.13% of the issued and outstanding common shares of our company.

F-5

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of Roots Biopack Group is deemed to be a reverse acquisition for accounting purposes. Roots Biopack Group, the acquired entity is regarded as our predecessor entity as of March 27, 2007. Starting with the periodic report for the quarter in which the acquisition was consummated, we will file annual and quarterly reports based on the December 31 fiscal year end of Roots Biopack Group, which is considered the accounting acquirer. Such financial statements will depict the operating results of Roots Biopack Group, including the acquisition of our company from March 27, 2007.

Use of Estimates

In preparing consolidated financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include the valuation of accounts receivable, the estimation of useful lives of property, plant and equipment, and deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at original amount less an allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the end of the period. Full allowances for doubtful receivables are made when the receivables are overdue for one year and an allowance is made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written against the allowance when identified. The Company extends credit to customers on an unsecured basis in the normal course of business and believes that all accounts receivable in excess of the allowance for doubtful accounts to be fully collectible. The Company does not accrue interest on trade accounts receivable. The normal credit terms range from 15 to 60 days. The Company did not record an allowance for doubtful accounts at June 30, 2007 due to no bad debt experience during the period.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Years

Leasehold improvements	5
Furniture and fixtures	5
Vehicles	5
Computer equipment	5
Factory equipment	10
Production Mould and Sample Mould	10

F-6

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

Impairment of Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized. As of March 31, 2007, no impairment loss has been recognized.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Transactions

The Company’s functional currency is Hong Kong Dollars (“HKD”), Renminbi (“RMB”) and Malaysia Ringatt (“MYR”) and its reporting currency is U.S. dollars. The Company’s consolidated balance sheet accounts are translated into U.S. dollars at the period end exchange rates and all revenue and expenses are translated into U.S. dollars at the average exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

It is managements’ opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

The Company is exposed to certain foreign currency risk from export sales and import purchase transactions and recognized accounts receivable and payable as they will affect the future operating results of the Company. The Company did not have any hedging activities during the reporting period.

F-7

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

Accumulated Other Comprehensive Income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments.

Stock-Based Compensation

In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options.

Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method.

The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, the performance has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

F-8

BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Concentration of credit risk is limited to accounts receivable and is subject to the financial conditions of major customers. The Company does not require collateral or other security to support accounts receivable. The Company conducts periodic reviews of its clients’ financial condition and customers payment practices to minimize collection risk on accounts receivable.

New Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe it will have an impact to the Company's overall combined results of operations or combined financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4”, (" SFAS No. 151"). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions-an amendment of FASB Statements No. 66 and 67" ("SFAS 152") SFAS 152 amends SFAS No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SFAS 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant if any, to the Company's overall results of operations or financial position since the Company does not enter into such transactions.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, to be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes SFAS No.153 produces

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financial reporting that more faithfully represents the economics of the transactions. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No.153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. This pronouncement is effective for the Company, a small business issuer, as of the first interior annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In May, 2005, The FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

In February, 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Statements”. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial statements that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March, 2006 FASB issued SFAS 156 “Accounting For Servicing of Financial Assets” this Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

Permits an entity to choose “Amortization method” or “Fair value measurement method” for each class of separately recognized servicing assets and servicing liabilities.

At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. Requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Management believes that this statement will not have a significant impact on the financial statements.

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and is

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BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

effective for fiscal years beginning after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is currently assessing the impact the adoption of this pronouncement will have on the financial statements.

3. Property, Plant and Equipment, net

Cost

Leasehold improvements	$5,495
Motor vehicle	72,661
Office furniture and equipment	34,133
Computer equipment	31,336
Factory equipment and Production Moulds	55,288
Construction in progress	154,348
353,261
Accumulated depreciation	(30,478)

$322,783

Depreciation expense for the nine months ended September 30, 2007 was $13,156.

Construction in progress

The Company intends to build and operate a production plant in Malaysia. As of December 31, 2006, the Company had spent $152,251 on the construction. These costs are included on the balance sheet in the property, plant and equipment costs. No depreciation will be provided until the plant is completed and operating.

4. Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has a working capital deficit of $1,482,675. The future of the Company is dependent upon its continuing successful operations, or raising the capital it will require through the issuance of equity securities, borrowings or a combination thereof. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

5. Commitments and Contingencies

The Company leases office space under operating leases. We lease our Hong Kong office pursuant to a lease for a period of three years beginning June 2, 2006 and ending June 4, 2009, with monthly payments of $8,572 per month. We lease our Malaysia office pursuant to a lease for a period of one year beginning December 15, 2006 and ending December 14, 2007 with monthly payments of $1,243 per month. Roots Biopack Limited, leases an office at Unit 2009, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for a monthly rent of $4,295. This lease will expire November 14, 2008.” Our PRC subsidiary, Jiangmen Roots Biopack Limited, leases 4 vacant properties at No.3, Yangjiaokeng Industrial District, Tingyuan Village, Duruan Town, Jiangmen City, PRC as our PRC office and factory named Roots Biopark for a period of March 1, 2007 to Feb 29, 2022, at progressive increase payments initial in the amount of $12,993.

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BIOPACK ENVIRONMENTAL SOLUTIONS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We lease office equipment and office renovations. The lease is for a period of three years beginning June 5, 2006 and ending June 4, 2009 with monthly payments of $2,731 per month.

We have an agreement to pay for corporate management services for the period beginning September 1, 2006 and ending May 31, 2009. The management fee is in the amount of $12,438 per month.

The following table shows a projection of future minimum payments under operating leases and corporate management service agreements as of December 31, 2006:

2007	$1,037,550
2008	240,231
2009	197,111

$1, 474,892

On June 28, 2007, our wholly owned subsidiary, Jiangmen Roots Biopack Limited, entered into a Boiler Project Contract with Dongguan Hongyuan Boiler Equipments Co., Ltd. Pursuant to the terms of the Boiler Project Contract, we have agreed to purchase a boiler from Dongguan Hongyuan and Dongguan Hongyuan has agreed to sell us the boiler and to install the boiler on our premises. Total consideration under this agreement is US $197,000.

On June 11, 2007, our wholly owned subsidiary, Jiangmen Roots Biopack Limited, entered into a Construction Project Agreement with Li Baili. Pursuant to the terms of the Construction Project Agreement, Li Baili has agreed to build certain infrastructure for our factory. Total consideration under this agreement is US $179,000.

On June 6, 2007, our wholly owned subsidiary, Jiangmen Roots Biopack Limited, entered into a Compressor Project Contract with Sky Blue. Pursuant to the terms of the Compressor Project Contract, we have agreed to purchase a compressor from Sky Blue and Sky Blue has agreed to sell us the compressor and to install the compressor on our premises. Total consideration under this agreement is US $94,000.

6. Income taxes

The provision for income taxes at September 30, 2007 is as follows:

Hong Kong profits tax	$21,974

7. Acquisition

On March 27, 2007, we completed a share exchange with the shareholders of Roots Biopack Group Limited, a company formed under the laws of the British Virgin Islands. Under the terms of the share exchange agreement we acquired all of the issued and outstanding common shares of Roots Biopack Group in exchange for the issuance by our company of 90,000,000 common shares to the former shareholders of Roots Biopack Group. As of the closing date of the share exchange agreement, the former shareholders of Roots Biopack Group held approximately 62.13% of the issued and outstanding common shares of our company.

Prior to our acquisition of the common shares of Roots Biopack Group, we had one wholly owned subsidiary, Starmetro Group Limited, which is incorporated in the British Virgin Islands.

Starmetro Group Limited, in its turn, had two wholly owned subsidiaries: Biopack Environmental Ltd (formerly named as E-ware Corporation Limited), a Hong Kong corporation, and Bioplanet Distribution Sdn Bhd, a Malaysian corporation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Since the completion of our share exchange with the former shareholders of Roots Biopack Group Limited, we have begun the process of integrating our existing business, being the development of a line of biodegradable, single use, food and beverage containers, with the Roots Biopack Group business, which consists of the development, manufacture, distribution and sale of biodegradable food container and industrial packaging products made from natural materials. Because we are the successor business to Roots Biopack Group and because the operations and assets of Roots Biopack Group represents our entire business and operations from the date of completion of the share exchange, our management's discussion and analysis is based on Roots Biopack Group financial results for the relevant periods.

For accounting purposes, Roots Biopack Group Limited is considered the acquirer in our transaction and is therefore treated as our predecessor entity as of March 27, 2007. Therefore, beginning with this quarterly report on Form 10-QSB, which is our periodic report for the quarter in which the acquisition was consummated, we will file annual and quarterly reports based on the December 31 fiscal year-end of Roots Biopack Group Limited. The financial statements included in these periodic reports will depict the operating results of Roots Biopack Group Limited, including the acquisition of our company, from March 27, 2007.

8. Vehicle Obligation Payable

The Company has an agreement to lease a motor vehicle under a direct financing lease. The payment for this direct financing lease is $373 per month. This obligation is included in the balance sheet under current liabilities.

9. Pension Plans

The Company participates in a defined contribution pension plan under the Mandatory Provident Fund Schemes Ordinance “MPF Scheme” for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment in Hong Kong. Contributions are made by the Group’s subsidiary operating in Hong Kong at 5% of the participants relevant income with a ceiling of HK$20,000. The participants are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65. The only obligation of the Company with respect to the “MPF” is to make the required contributions under the Plan.

The assets of the Plan are controlled by the trustees and held separately from those of the Company. Total pension cost for the nine months ended September 30, 2007 was $10,603.

10. Advance to Related Parties

The Company has advanced $2,160,736 to a related company as of September 30, 2007. The advances are unsecured, interest free, and have no fixed terms of repayment.

Pursuant to a letter of intent entered into with the related company on January 8, 2007, the Company intends to purchase property, plant and equipment from the related company in consideration of approximately $1,800,000. The Company intends to offset this consideration with the advance.

11. Preferred Stock Issued to Convert Debt

On August 17, 2007 the Company repaid the principal and accrued interest on a promissory note in the amount of $ 1,133,668 through the issuance of 1,000,000 shares of Series A preferred stock and 1,000,000 shares of newly authorized Series B preferred stock. Each of these preferred shares have thirty votes, and are convertible into five common shares.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Sales Agreement

On August 19, 2007, our wholly owned subsidiary, Roots Biopack Group Limited, entered into a Sales and Purchase of Machinery, Technical Assistance and Factory Management Agreement with Tayna Environmental Technology Co. Limited. Pursuant to the terms of the agreement we agreed to: (i) appoint Tayna Environmental as our sole and exclusive manufacturer of our products, (ii) sell to Tayna Environmental all machinery required for production of our products, (iii) set up production facilities for Tayna Environmental, (iv) provide technical assistance to Tayna Environmental, (v) manage manufacturing operations for Tayna Environmental and (vi) grant manufacturing licenses to Tayna Environmental to use our technologies and trademarks.

Tayna Environmental is also obligated to pay us US $2,000,000 for the purchase of the machinery, peripheral and side equipment. In consideration for us setting up production facilities and rendering technical assistance to Tayna Environmental, Tayna Environmental has agreed to pay us US $1,000,000. The initial term of the agreement is for ten years with an option to renew for an additional five years.

On July 26, 2007, our wholly owned subsidiary, Roots Biopack Limited, entered into a distribution agreement with Packagegroup Moonen. Pursuant to the terms of the distribution agreement, Packagegroup Moonen is the sole sales distributor and exclusive representative for our products in Europe. All products sold by Packagegroup Moonen will be sold and branded under the name of Roots Biopack Europe. Under the terms of the agreement, Packagegroup Moonen will also own an exclusive set of molds which will be used for manufacturing Packagegroup Moonen’s unique product designs. We will make the molds for Packagegroup Moonen based upon their product design specifications and Packagegroup Moonen will be responsible for all costs associated with the production of the molds. Packagegroup Moonen will have access to all of our current products and will solely have the right to products based upon their molds. The initial term of this agreement will be for a period of thirty-six months and will automatically be extended for an additional thirty-six month period unless terminated by either party.

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